EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(Dollars in thousands)

	Restated		Restated
	2006		2005
	(Unaudited)
Earnings:
Net Income	$148,076		$150,664
Add: Add:
Provision for income taxes	70,833		71,947
Fixed charges	282,469		218,377
Less:
Capitalized interest	(13,504)		(14,507)

Earnings as adjusted (A)	$487,874		$426,481

Fixed and preferred stock dividends:
Preferred dividend requirements	$1,314		$976
Ratio of income before provision for income taxes to net income	148%		148%

Preferred dividend factor on pretax basis	1,945		1,444

Fixed Charges:
Interest expense	268,196		203,870
Capitalized interest	13,504		14,507

Interest factor of rents	769		—

Fixed charges as adjusted (B)	282,469		218,377

Fixed charges and preferred stock dividends (C)	$284,414		$219,821

Ratio of earnings to fixed charges (A) divided by (B)	1.73	x	1.95	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.72	x	1.94	x